FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

September 28, 2017

Item 3.	News Release

A news release issued on September 28, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. and Namaste Technologies Inc. (“Namaste”) announced strategic hardware supply agreement

Full Description of Material Change

Aurora Cannabis Inc. and Namaste today announced that the companies have signed an exclusive hardware supply agreement for the Canadian market. Pursuant to the agreement, Aurora, through its website and mobile app, will offer a specially curated selection of industry-leading vaporizers, which will be sourced from Namaste.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED September 28, 2017.

September 28, 2017	TSX:ACB

Aurora Cannabis and Namaste Announce Strategic Hardware Supply Agreement

Expands Product Offering for Aurora, Market Reach for Namaste

Vancouver, BC – September 28, 2017 – Aurora Cannabis Inc. (“Aurora” or the “Company”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Namaste Technologies Inc. (“Namaste”) (CSE: N) (FRANKFURT: M5BQ) (OTCMKTS: NXTTF) today announced that the companies have signed an exclusive hardware supply agreement for the Canadian market. Pursuant to the agreement, Aurora, through its website and mobile app, will offer a specially curated selection of industry-leading vaporizers, which will be sourced from Namaste.

Under the terms of the agreement, Namaste will establish a direct inventory feed to both Aurora’s online shop and its mobile app, providing Aurora customers with access to a range of medical grade vaporizers and other innovative products that are supplied through Namaste’s platform.

Namaste will be providing these products to Aurora customers via next day delivery across Canada, and same day delivery to customers in the Greater Toronto Area, which has a population of nearly 6.5 million people. Namaste will also provide Aurora with back-office support, including the handling of returns and warranty claims.

“This partnership is great for our clients and for Aurora, as it significantly broadens our product offering to customers, while requiring no capital outlay on our part,” said Terry Booth, CEO of Aurora. “The global cannabis markets are showing increasing momentum towards smoke-free options, and we are excited to meet this growing demand by offering a preferred selection of Namaste-sourced vaporizers that meet the Aurora Standard. Furthermore, offering a broader selection of high-quality ancillary products is an important element in our strategy to position Aurora for the adult consumer market, strengthening our brand in preparation for legalization in 2018.”

Sean Dollinger, President and CEO of Namaste, said, “We believe that this agreement, the first of its kind for us, will dramatically increase our market reach in Canada and be accretive in nature. The Aurora Standard continues to set the benchmark for product quality and customer service, and Aurora has created one of the strongest brands in the global cannabis sector. We anticipate generating further traction for our best-in-class product offering, and we intend to leverage this model through securing similar agreements in other countries around the world.”

The global legal marijuana industry is rapidly becoming a multi-billion-dollar market, and Namaste aims to capture significant market share in the ancillary hardware segment of the sector. Through strategic partnerships with leading companies such as Aurora, Namaste, which year to date has already shipped in excess of 100,000 units, expects to expand its reach and increase its market share.

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as “Aurora Mountain”, is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. Aurora’s common shares trade on TSX under the symbol “ACB”.

About Namaste

Namaste Technologies Inc. is an emerging leader in vaporizer and accessories space. Namaste has 26 ecommerce retail stores in 20 countries, offers the largest range of brand name vaporizers products on the market and is actively manufacturing and launching multiple unique proprietary products for retail and wholesale distribution. Namaste is currently focused on expanding its product offering, acquisitions and strategic partnerships, and entering new markets globally.

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

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Further information:

For Aurora

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.